Filed Pursuant to
SEC Rule 424(b)(3)
Registration No. 333-136804

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED MAY 14, 2007 TO PROSPECTUS DATED SEPTEMBER 27, 2006

APRIL 2007 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	APRIL 2007	Year to Date	04/30/07	04/30/07

Series A	7.99%	-11.68%	$63,754,321	$1,325.05
Series B	11.38%	-17.08%	$28,217,413	$1,510.78

*	All performance is reported net of fees and expenses

Fund results for April 2007:

World stock indices rallied steadily throughout April as the global equities uptrend reasserted itself. European stocks rose sharply with most major exchanges across the region posting gains. A better than expected IFO survey, strong consumer confidence, and an impressive German Industrial Orders figure supported the view that economic conditions in Europe remain strong. U.S. markets rallied as well, with the Dow Jones Industrial Average trading to a new all time high above 13,000 as foreign demand for U.S. stocks grew due to the weak dollar. Solid corporate earnings and strong employment also provided support. Long positions in this market sector produced gains for the Fund.

The U.S. Dollar sustained heavy losses against most currencies in April as prospects for interest rate hikes throughout the world increased relative to U.S. monetary policy. The Euro reached a new all time high against the greenback amid excellent economic reports and continued hawkish dialogue from central bankers. The British Pound surged to over $2 on rising CPI data and rumors of a tax break to companies that repatriate profits back to the U.K. The Australian Dollar gained on rising commodity prices. The Indian Rupee rose to near 9 year highs amid heavy capital flows tied to a strong stock market. The New Zealand Dollar again as strong retail sales and housing data resulted in a central bank rate hike. Relatively large gains resulted from long positions in this market sector.

Other market sectors, relative to the sectors mentioned above, did not reveal significant trends and did not have a major influence on this month’s overall positive performance.

For the month of April 2007, Series A gained 7.99%, while Series B gained 11.38%, including all fees and expenses.

QUADRIGA SUPERFUND, L.P. — SERIES A
APRIL 2007 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended April 30, 2007)

STATEMENT OF INCOME

April 2007

Investment income, interest	$246,431

Expenses
Management fee	98,864
Organization and offering expenses	53,441
Operating expenses	8,016
Selling Commissions	213,761
Other expenses	142
Incentive fee	—
Brokerage commissions	105,758

Total expenses	479,982

Net investment gain (loss)	(233,551)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(1,001,768)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	5,953,003

Net gain(loss) on investments	4,951,235

Net increase(decrease) in net assets from operations	$4,717,684

STATEMENT OF CHANGES IN NET ASSET VALUE

April 2007

Net assets, beginning of period	$58,895,255

Net increase in net assets from operations	4,717,684
Capital share transactions
Issuance of shares	533,500
Redemption of shares	(392,117)

Net increase(decrease) in net assets from capital share transactions	141,383
Net increase(decrease) in net assets	4,859,067

Net assets, end of period	$63,754,322

NAV Per Unit, end of period	$1,325.05

QUADRIGA SUPERFUND, L.P. — SERIES B
APRIL 2007 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended April 31, 2007)

STATEMENT OF INCOME

April 2007

Investment income, interest	$108,442

Expenses
Management fee	43,757
Organization and offering expenses	23,653
Operating expenses	3,548
Selling Commissions	94,610
Other expenses	94
Incentive fee	—
Brokerage commissions	69,335

Total expenses	234,997

Net investment gain(loss)	(126,555)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(577,645)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	3,588,148

Net gain(loss) on investments	3,010,503

Net increase(decrease) in net assets from operations	$2,883,948

STATEMENT OF CHANGE IN NET ASSET VALUE

April 2007

Net assets, beginning of period	$25,831,643

Net increase(decrease) in net assets from operations	2,883,948
Capital share transactions
Issuance of shares	979,136
Redemption of shares	(1,477,315)

Net increase (decrease) in net assets from capital share transactions	(498,179)
Net increase(decrease) in net assets	2,385,769

Net assets, end of period	$28,217,412

NAV Per Unit, end of period	$1,510.78

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.